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                                                           OMB APPROVAL
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                                                  OMB Number           3235-0145
                                                  Expires:      October 31, 2002
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                          CobraTech International, Inc.
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                                (Name of Issuer)

                                 Common Stock
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                         (Title of Class of Securities)

                                  191044 10 0
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                                 (CUSIP Number)

                              Michael Muellerleile
                      4100 Newport Place Street, Suite 830,
                             Newport Beach, CA 92660
                                 (949) 250-8655
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 13, 2002
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  191044 10 0


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Joe Cheung
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Canada
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               7.   Sole Voting Power
  NUMBER OF         14,000,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           14,000,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     14,000,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     57.85%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

This statement relates to shares of the common stock, $.001 par value of CobraTech International, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Suite 2300, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2.


Item 2.  Identity and Background
---------------------------------

(a)    Name:                                  Joe Cheung

(b)    Business Address:                      Suite 2300, 1066 West Hastings
                                              Street Vancouver, British
                                              Columbia , Canada V6E 3X2

(c)    Present Principal Occupation:          Director of CobraTech
                                              International, Inc., whose
                                              address is shown in Item 2(b)

(d)    Disclosure of Criminal Proceedings:    Mr. Cheung has not been convicted
                                              in any criminal proceeding at any
                                              time.

(e)    Disclosure of Civil Proceedings:       Mr. Cheung has not been subject
                                              to any judgment, decree or final
                                              order enjoining violations of or
                                              prohibiting or mandating
                                              activities subject to federal or
                                              state securities laws or finding
                                              any violations with respect to
                                              such laws.

(f)    Citizenship:                           Mr. Cheung is a citizen of Canada.


Item 3. Source and Amount of Funds or Other Consideration
----------------------------------------------------------

Mr. Cheung purchased 14,000,000 shares in exchange for $14,000.

Item 4.  Purpose of Transaction
---------------------------------

Mr. Cheung acquired 14,000,000 shares as a personal investment and to express his personal economic commitment to the Issuer. On March 13, 2002, Mr. Cheung was appointed as a director of the Issuer.


Item 5.  Interest in Securities of the Issuer
-------------------------------------------------


Mr. Cheung beneficially owns a total of 14,000,000 shares of the Issuer's common stock as follows:

(a) Mr. Cheung directly and personally owns 14,000,000 shares of the Issuer's common stock which comprises 57.85% of the Issuer's total issued and outstanding shares.

(b) Mr. Cheung has sole voting and dispositive power as to the 14,000,000 shares he owns directly.

(c)    None.

(d)    Not Applicable.

(e)    Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-------------------------------------------------------------------------------

None.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 13, 2002
---------------------------------------
Date


/s/ Joe Cheung
---------------------------------------
Joe Cheung


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)